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                                                                  Exhibit (b)(8)

                                                 Deutsche Bank

       Securitas AB                              Deutsche Bank AG
                                                 Bockenheimer Landstrasse 42
       Attn: Hakan Winberg                       60323 Frankfurt am Main
             Executive Vice President and CFO    Global Markets;
             Olaf Bengtsson                      Syndicated Loans
             Director Finance and Treasury       Karl-Heinz Herweck
                                                 Telephone (49) 69 910 33313
       Fax: +46 8 657 9874                       Telefax   (49) 69910 38793

                                                 2 August, 2000



       USD 800,000,000 Revolving Credit Facility

       Dear Sirs,

       Further to our recent discussions Deutsche Bank AG is pleased to provide you with this underwriting offer to arrange a USD 800,000,000 Syndicated Revolving Credit Facility for Securitas AB upon the terms and conditions as specified in the enclosed Summary Terms and Conditions (the "Term Sheet").

       Terms defined in the Term Sheet have the same meaning when used in this letter unless otherwise defined or the context otherwise requires. The terms and conditions of our underwriting offer include, without being limited to, those set out in the Term Sheet and are subject to the completion of loan documentation in a form and substance satisfactory to all parties on or before 30 September 2000.

       Depending on your preferences there are two alternatives to proceed upon acceptance of this offer. Either, Securitas AB and Deutsche Bank AG would very swiftly enter into a loan agreement on a bilateral basis and only subsequently invite at least three of your core banks to join the transaction, or as a second alternative, we would invite banks immediately after the announcement of the Acquisition and then negotiate documentation between Securitas AB, Deutsche Bank AG and all participating banks. We would be gladly prepared to follow your preferred alternative.

       We would kindly ask for your acceptance of the terms and conditions set out in this letter and the enclosed Term Sheet by close of business on Monday, 7 August 2000.

       We look forward to supporting you with this important Acquisition.


       Yours sincerely,


       Deutsche Bank AG

       /s/ Birthe Bruhn-Leon       /s/ Karl-Heinz Herweck

       Birthe Bruhn-Leon           Karl-Heinz Herweck


       Agreed and accepted for and on behalf of Securitas AB

       By:  /s/ Hakan Winberg

       Date:    3 Aug, 2000
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                                                                Deutsche Bank

                                 Securitas AB
                                USD 800,000,000

                           Revolving Credit Facility

                         Summary Terms and Conditions;

                       to the offer dated 2 August 2000



       Borrower:           Securitas AB ("Securitas").

       Facility:           Multi-Currency Revolving Credit Facility with
                           Extension Option.

       Facility Amount:    USD 800,000,000
                           (in words: United States Dollars eight hundred million).

       Currency:           Securitas will have the option to utilise the
                           facility, or part of It, in any currency freely available and convertible into Euro, whereas the Lenders' firm commitment will be limited to Euro and USD.

                           At no time there shall be more than three different currencies outstanding.


       Arranger and
       Underwriter:        Deutsche Bank AG.

       Lenders: A club of about four international banks (including Deutsche Bank Luxembourg S.A.) to be formed by Deutsche Bank AG in co-operation with the Borrower-Deutsche Bank will send invitations to the targeted banks upon close consultation with Securitas after these banks have been informed of the Purpose of this Facility by Securitas.

       Fact Agent:         Deutsche Bank Luxembourg S.A.

       Purpose: Financing for the acquisition of a strategic shareholding in Beans (the "Acquisition") and general financing requirements,

       Availability:       The Facility may be used, subject to the terms and
                           conditions of the facility agreement, upon four business days' (in case of Euro or USD, three business days) prior written notice to the Facility
                           Agent in minimum amounts and integral multiples of USD 50 million, or the remainder of the Facility
                           Amount (or, if applicable, the equivalent thereof in any optional currency), during the life time of the facility agreement.

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                                                                   Deutsche Bank


                           The number of advances outstanding at any time will be limited to five.

       Final Maturity
       Date:               31 March, 2001, subject to the Extension Option.

       Extension Option:   The Borrower may by written request to the Facility
                           Agent ex tend the Final Maturity Date until 31
                           December, 2001. Such ex tension request may be delivered not later than 30 days prior to the Final
                           Maturity Date.

       Repayment:          Each advance will be repaid at the end of its
                           interest period and in any case at the Final Maturity
                           Date. Amounts repaid may be reborrowed pursuant to the terms and conditions of the facility agreement.

       Prepayment:         The Borrower may prepay any advance in whole or in
                           part, subject to a 10-day notice period, minimum amounts and inte-gral multiples of USD 50 million (or equivalent), and breakage costs, if any.

       Cancellation:       The undrawn portion of the Facility may be cancelled
                           by the Borrower in whole or in pact, in minimum amounts of USD 50 million (or equivalent), upon 30 days' written notice to the Facil-ity Agent. Any amounts cancelled will reduce the Facility Amount and may not thereafter be reinstated.

       Mandatory
       Prepayment:         From the proceeds of:

                           (i) Any bond issue already mandated, or to be mandated, if applicable;

                           (ii) Disposal of shares in Beans, if applicable.

       Interest:           The rate of Interest shall be the aggregate of:

                           (i) The London Interbank Offered Rate ("LIBOR") for the re spective currency, and for deposits of a duration comparable to the relevant interest period; and

                           (ii) The Applicable Margin.

                           LIBOR shall be determined by reference to the relevant Reuters screen.

                           If the Reuters service for LIBOR is not available, or in case of GBP, these rates will be established by reference banks.


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                                                                   Deutsche Bank

                           Interest will be payable on drawings and will be calculated on the basis of the actual number of days elapsed and a year of 360 days (365 days where market practice so requires) and is payable by the Borrower at the end of each interest period, which shall be, at the option of the Borrower, of a duration of one, two, or three months.

       Applicable Margin:  37.5 basis points per annum

                           until Securitas obtains long-term credit rating(s) from either Moody's Investor Services and/or Standard & Poor's Ratings Group.

                           If long-term credit rating(s) is obtained the margin will be deter mined as set out below:

                            Rating         Margin
                            ------         ------

                           A+A1 or higher  27.5 basis points per annum

                           A/A2            32.5 basis points per annum

                           A-/A3 or        37.5 basis points per annum
                           BBB+/Baa1

                           BBB/Baa2        45.0 basis points per annum
                           or lower

                           if two ratings are assigned and those ratings are split by one notch, the higher rating will apply. If both ratings are split by more than one notch, the average rating will apply. If the average rating falls between two notches, the higher of these notches will apply.

       Commitment Fee:     18.76 basis points per annum, calculated on the
                           undrawn and uncancelled part of the Facility Amount.

                           Commencing on the date of the facility agreement, the Com mitment Fee will be calculated on the basis of the actual number of days elapsed and a year of 360 days, and is payable by the Borrower to the Facility Agent quarterly in arrear and on the Final Maturity Date.

       Extension
       Option Fee:         5 basis points flat on the extended facility amount.
                           The Extension Option Fee is payable by Securitas to the Facility Agent within five days after the extension of the facility.



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                                                                   Deutsche Bank

       Up-front Fee:       35 basis points flat calculated on the Facility
                           Amount including underwriting, arrangement and participation fees;

                           thereof refundable if the tender offer for the Acquisition fails to go ahead; 30 basis points, calculated on the Facility Amount less 2.5 basis points on each Lender's commitment excluding the commitment of Deutsche Bank Luxembourg S.A.

                           The Up-front Fee is payable by Securitas to the Facility Agent within five days after the date of the facility agreement. In case Securitas and Deutsche Bank will not enter in a facility agree ment because the Acquisition is not made or fails to go ahead a drop-dead fee of five basis points will be payable by Securitas to the Facility Agent. No drop-dead fee shall be payable in case of the transaction not proceeding due to facts described under Miscellaneous.

       Agency Fee:         USD 10,000 flat, payable by the Borrower to the
                           Facility Agent within five days after the date of the facility agreement.

                           The Agency Fee and the Up-front Fee will be agreed upon in a side letter between Securitas and Deutsche Bank AG and are payable by the Borrower to the Facility Agent within five days after the date of the facility agreement.

       Documentation:      The documentation will substantially be based on the
                           docu mentation of the EUR 900.000,000 Multicurrency
                           Revolving Credit Facility dated 8 December, 1999 and the facility agreement will contain appropriate clauses for this type of transaction mutually acceptable to all parties (conditions precedent to include evidence of the completion of the Acquisition and customary conditions precedent documents, inter alia copies of all necessary consents and external legal opinions including, without limitation, any necessary FTC and European Antitrust approvals, and no material adverse change having occurred since
                           December 31, 1999).

       Taxes/other
       Deductions:         All amounts payable under the facility agreement
                           VVIII be made without set-off or counterclaim and free of all taxes, withholdings, charges and deductions of whatever nature. Any such taxes or other deduction shall be for the account of the Bor-rower, which shall furnish to the Lenders certificates evidencing the payment of such taxes or deductions and shall gross up and pay such additional amounts as are required to ensure that the Lenders receive the amount they would have received without such taxes or deductions.



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                                                                   Deutsche Bank

       Transferability:    Free transferability of a Lender's rights and
                           obligations under the facility agreement subject to the prior consent of the Bor-rower which must not be reasonably withheld or delayed.

       Governing Law and
       Jurisdiction:       Laws of England.
                           Non-exclusive place of jurisdiction: London. Agent for service of process in England to be appointed by Securitas.

       Legal Counsel:      Allen & Overy as counsel of English low, and external
                           Swedish legal counsel to the Lenders.
                           Inhouse or external legal counsel to the Borrower.

       Expenses:           All reasonable expenses associated with the
                           development, preparation, negotiation and execution of the facility agreement as well as any signing ceremony and any publicity will be for the account of Securitas, whether or not the facility agreement shall be executed.

       Clear Market:       The borrower shall undertake that from the time of
                           award of the mandate for this transaction until its signing, there will be no other transaction in favour of the Borrower and/or any of its subsidiaries being discussed or placed in the loan or capital market, which in the opinion of the Arranger could have an adverse effect on the syndication or the dosing of this transaction.

       Miscellaneous:      These offered terms and conditions are subject to

                           (i) Prevailing present market condition until signing of the facility agreement, and

                           (ii) There being no material adverse change in the
                                financial condition of the Borrower and/or any of Its subsidiaries. Should there, however, in the reasonable opinion of the Arranger be a change in the market condition or In the financial condition of Securitas and/or any of its subsidiaries or a material non-disclosure of Information, which in the opinion of the Arranger would have a material adverse effect on the possibility to syndicate the facility in the market and the above placement prove Impossible at the time, the Arranger shall consult with the Borrower in order to find a mutually acceptable solution.

                                The Borrower will provide the Arranger with the information as is in the Arranger's opinion necessary for the syndication of this transaction.



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